Filed by Nuance Communications, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Nuance Communications, Inc.

Commission File No. of Subject Company: 000-30203

May 9, 2005

Dear Customer,

As a valued customer, we want you to be among the first to know about a significant announcement. The boards of directors for Nuance and ScanSoft have unanimously agreed to a merger, substantially strengthening the combined company’s position as the leading, comprehensive provider of speech software solutions. We would like to take this opportunity to thank all of our customers and to affirm our commitment to you, in addition to outlining the benefits we expect to see as a result of this announcement.

With this merger, ScanSoft and Nuance bring forward a union of deep, speech-focused talent and expertise, leading products, and IP that will deliver more speech capabilities and availability of resources and services. By more, we mean more choices and value for customers. As industries increasingly turn to speech solutions to manage and improve customer interactions, combining our organizations creates a trusted provider of industry-defining technologies and applications.

We also share a deep commitment and passion to providing world-class solutions. Speech technology has the power to change the way people communicate and interact with information across virtually every type of device and for all types of applications. The great opportunity for the combined company is to fulfill on this vision for a future where natural, human conversations will be the predominant way that people retrieve information and interact with automated systems.

Lastly, it’s important to communicate clearly and affirmatively that your investment choice in Nuance technology and applications is safe. We will maintain distinct support and development organizations for the existing products, which will assist the continuity of the excellent support and innovation you have come to expect.

Until the merger is complete, Nuance will continue to operate as a standalone company. We encourage you to continue to use your existing contacts for support, professional services, and sales to address any ongoing needs you may have. Again, none of our commitments and agreements with you, our customers, will change.

We are extremely excited about this combination. On behalf of all of the dedicated Nuance employees, I thank you for your business and look forward to our continued relationship.

Sincerely,

Charles W. Berger
President & CEO

Nuance. The New Voice of Business

1380 Willow Road | Menlo Park, Calif. | 94025

t: +1.650.847.0000 | f: +1.650.847.7979

www.nuance.com

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

ScanSoft plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and ScanSoft and Nuance plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about ScanSoft, Nuance, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by ScanSoft and Nuance through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000 or from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

ScanSoft and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in ScanSoft’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on January 28, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000.

Nuance and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Nuance’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between ScanSoft and Nuance, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, future expectations regarding the assets of the combined company, the growth of the speech industry and the demand for speech solutions, and any other statements about ScanSoft or Nuance managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction; the ability to successfully integrate operations and employees; the ability to realize anticipated synergies and cost savings; and the other factors described in ScanSoft’s Annual Report on Form 10-K for the year ended September 30, 2004 and Nuance’s Annual Report on Form 10-K for the year ended December 31, 2004 and their most recent quarterly reports filed with the SEC. ScanSoft and Nuance disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.